SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at May 11, 2004

AMARC RESOURCES LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 11, 2004

* Print the name and title of the signing officer under his signature

------

Amarc Resources Ltd.
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.hdgold.com

AMARC STAKES COPPER-GOLD PORPHYRY DEPOSIT TARGETS
IN CARIBOO REGION OF BRITISH COLUMBIA

May 11, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Amarc Resources Ltd. (TSX Venture:AHR) is pleased to announce it has recently staked six new copper-gold porphyry targets in south-central British Columbia. The targets range from early-stage exploration anomalies, recently released as part of a BC government airborne geophysical survey (under the Rocks to Riches program), to intermediate level exploration projects with substantial historical geochemical and geophysical anomalies.

Five of the properties (Hook, Jim, Orr, Crystal and Sky) were staked to cover magnetic and/or radiometric anomalies from government airborne surveys in the Cariboo region. Two of these properties (Orr and Crystal) were originally identified by previous work in 1990 to exhibit large aeromagnetic anomalies that are similar in shape and size to anomalies associated with alkaline copper-gold deposits such as Copper Mountain, Mount Polley and Mount Milligan (see British Columbia Government Assessment Reports 20507, 20557). Open-ended induced polarization chargeability anomalies have been established on these two properties by earlier operators, with no record of follow-up on these attractive targets. All five properties are underlain by volcanic and sedimentary rocks in the vicinity of intrusive stocks which is the geological setting for the major copper-gold porphyry mines of British Columbia.

A sixth property (Spius) is located in the Nicola region near Merritt and covers an extensive (500 m x 600 m) open-ended copper-in-soil anomaly with associated molybdenum values. The soil anomaly is located near two large (500 m x 1200 m) induced polarization chargeability anomalies. Very limited previous drilling on the property did not test the copper-in-soil anomaly.

Amarc plans to advance these projects to the drill ready stage over the next several months - with drilling expected to follow.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen, President & CEO

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.